UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

PDC Inovative Industries, Inc. (Name of Issuer)
Common (Title of Class of Securities)
693275208 (CUSIP Number)
Francis Paul Bertrand 2308 Trott Ave. Vienna, Va. 22181 703.265.4417 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 27, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 693275208

1.	Names of Reporting Persons. FRANCIS PAUL BERTRAND I.R.S. Identification No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization US Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000,000 SHARES

	8.	Shared Voting Power 0 SHARES

	9.	Sole Dipositive Power 5,000,000 SHARES

	10.	Shared Dipositive Power 0 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 SHARES

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common. PDC Innovative Industries 3701 Northwest 126th Avenue, Pompano Beach, FL 33065 (954) 341-0092

Item 2. Identity and Background.

(a)	Name: Francis Paul Bertrand (nickname, Frank)

(b)	Residence or business address: 2308 Trott Ave. Vienna Va. 22181

(c)	Present Principal Occupation or Employment: Senior Project Manager America Online 22080 Pacific Blvd Sterling Va. 20166

(d)	Criminal Conviction: No Convictions

(e)	Court or Administrative Proceedings: No Judgements

(f)	Citizenship: US Citizen

Item 3. Source and Amount of Funds or Other Consideration:

          $250,000.00 was part of a sum of money that I recieved after selling a large chunk of AOLTW options. I have owned some shares of PDCI for almost 3 years and have watched it closely. I also follow the press releases and as soon as I saw that PDC Innovative was finally getting their product off the ground I called the COO, Mike Hilers of the company to see how I could invest a large sum of money in the company. I settled on a block of 144 restricted shares.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

I made this acquisition as a Personal Investment with only the hope of possibly making a good return on my investment.
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
None known
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
None known
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None known
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
None known
(e) Any material change in the present capitalization or dividend policy of the issuer;
None known
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None known
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None known
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None known
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None known
(j) Any action similar to any of those enumerated above.
None known

Item 5. Interest in Securities of the Issuer.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
August 27 2001	5,000,000 shares	.05 per share

I, Francis Paul Bertrand requested that Alex Brown(my broker) wire $250,000.00 to PDC Innovative Industries upon receipt of the 5 million shares from Mike Hilers who facilitated the purchase.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2001
By:	/s/ Francis Paul Bertrand Francis Paul Bertrand
Title:	Investor

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